UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          -----------------------------
                          NOTIFICATION OF LATE FILING
                             SEC FILE NUMBER 0-25117

(Check One):|| Form 10-KSB |_|Form 20-F |_|Form 11-K |X|Form 10-QSB ||Form N-SAR



For Period Ended: February 28, 1999

[ ] Transition  Report on Form 10-K
[ ] Transition  Report on Form 20-F
[ ] Transition  Report  on Form  11-K
[ ] Transition  Report  on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________________

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION


Full Name of Registrant
                      NEVADA MANHATTAN GROUP, INCORPORATED
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Former Name if Applicable

                      TERRA NATURAL RESOURCES CORPORATION
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Address of Principal Executive Office (Street and Number)

                    15260 Ventura Boulevard, Suite 1200
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City, State and Zip Code

                          SHERMAN OAKS, CALIFORNIA 91403
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Due to a significant acquisition in this quarter that the Registrant completed with an entity located in the Commonwealth of Independent States (C.I.S.), formerly known as The Soviet Union, additional time is required to obtain the initial financial statements and have this information translated from Russian to English. Additionally, since this acquisition is substantial to the Registrant, Management wishes to further confirm this initial information prior to filing the subject report.

          Also, during the week of April 5, 1999, our offices moved. As a result of this move, we have been unable to locate all appropriate documentation pertaining to this subject report.



PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Wilma More                 818                           728-9728
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      (Name)                 (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |x| Yes |_| No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | X | Yes | | No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The  Company  anticipates  revenues  of $16,600,000  for the  quarter,
     although  the  numbers  are  being   finalized,   versus  $174,175  in  the
     corresponding quarter last fiscal year.

          The increase in revenues is primarily due to sales and marketing activities related to high-technology products and, to a lesser extent, to the products of Chrustalnaya Mining Company, to sales activities of our new subsidiary, NMG Rexco, as well as increased revenues from timber operations in Brazil.

          The accountants have not completed their examination of several transactions. For this reason, it is difficult to estimate the Company's earnings for the period, but we anticipate if there was a loss it would be significantly less than the corresponding quarter's loss of $1,397,343.



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                      NEVADA MANHATTAN GROUP, INCORPORATED
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          April 13, 1999                         /s/ Tetsuo Kitagawa
Date ________________________            By_____________________________________
                                                  Chief Financial Officer